Exhibit 11

HealthSouth and Subsidiaries

Computation of Per Share Earnings

	For the years ended December 31,
	2004	2003	2002
	(In Thousands, Except Per Share Data)
Numerator:
Loss from continuing operations before cumulative effect of accounting change	$(153,907)	$(451,755)	$(406,455)
(Loss) income from discontinued operations, net of income tax expense	(20,563)	19,654	(12,180)
Cumulative effect of accounting change, net of income tax expense	—	(2,456)	(48,189)

Net loss	$(174,470)	$(434,557)	$(466,824)

Denominator:
Basic—weighted average common shares outstanding	396,423	396,132	395,520

Diluted—weighted average common shares outstanding	397,625	405,831	408,321

Basic earnings per share:
Loss from continuing operations before cumulative effect of accounting change	$(0.39)	$(1.14)	$(1.03)
(Loss) income from discontinued operations, net of income tax expense	(0.05)	0.05	(0.03)
Cumulative effect of accounting change, net of income tax expense	—	(0.01)	(0.12)

Net loss	$(0.44)	$(1.10)	$(1.18)

*Diluted earnings per share:
Loss from continuing operations before cumulative effect of accounting change	$(0.39)	$(1.11)	$(0.99)
(Loss) income from discontinued operations, net of income tax expense	(0.05)	0.05	(0.03)
Cumulative effect of accounting change, net of income tax expense	—	(0.01)	(0.12)

Net loss	$(0.44)	$(1.07)	$(1.14)

*	Diluted earnings per share are antidilutive.